

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2023

Suresh Guduru
Chief Executive Officer
Cartica Acquisition Corp
1345 Avenue of the Americas, 11th Floor
New York, NY 10105

> **Re: Cartica Acquisition Corp**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed March 31, 2023**
> **File No. 001-41198**

Dear Suresh Guduru:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

General

1. We note disclosures in your Definitive Proxy Statement filed on June 12, 2023 relating to the potential risks of your initial business combination being subject to a review by the Committee on Foreign Investment in the United States. Please include corresponding disclosure in future periodic reports.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joanna Lam at 202-551-3476 or Craig Arakawa, Branch Chief at 202-551-3650 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation